BUFFALO GOLD LTD.
Suite 880, 609 Granville Street, Vancouver, B.C., Canada V7Y 1G5
Phone: 604-685-5492 Fax: 604-685-6940

October 2, 2003	Trading Symbol: TSX Venture - YB.U

NEWS RELEASE

BUFFALO FINALIZING AGREEMENT TO ACQUIRE PROJECTS IN
GUIZHOU PROVINCE, PEOPLES REPUBLIC OF CHINA

Buffalo Gold Ltd. ("Buffalo") is pleased to announce that its geological team has returned from a successful due diligence trip to Guizhou and Hunan provinces in southern China. Buffalo has the sole and exclusive right to conduct due diligence on a number of gold exploration properties in Guizhou and Hunan Provinces in which Terrawest Minerals Inc. ("Terrawest") has a right to acquire a majority interest through a wholly owned subsidiary.

The purpose of the trip was to visit Terrawest's properties and collect data necessary for Buffalo to complete its due diligence and to complete a geological report in compliance with National Instrument 43-101. Brian McEwen, P.Geol. of Norwest Corp. accompanied Buffalo on its trip to China and will act as Buffalo's independent qualified professional geologist. Buffalo also met with Terrawest's Chinese partners, the Guizhou Gold Group and Brigade 407 of the Geological Mineral Resource Survey and Development Bureau of Hunan Province to review data from the various properties. Based on a positive review of the exploration projects and associated data, Buffalo is proceeding with negotiations to finalise an agreement whereby Buffalo will acquire all of Terrawest's interest in its Guizhou and Hunan gold properties.

In meetings with the Guizhou Gold Group, Buffalo and Terrawest were able to secure a larger land package than was originally offered to Buffalo by Terrawest. To date, Terrawest and the Guizhou Gold Group have secured exploration permits for five exploration projects totalling 115 square kilometers within the Dian-Qian-Gui area of Guizhou province, situated within the heart of southern China's Golden Triangle. In addition to these projects, the Guizhou Gold Group has applied for permits in four other target areas that were identified during Buffalo's visit.

Buffalo views the Dian-Qian-Gui area as an emerging Carlin District that has received limited modern exploration. Sedimentary hosted gold deposits in the Dian-Qian-Gui area occur in a folded and faulted sequence of Paleozoic and early Mesozoic sedimentary and carbonate rocks overlapping the southwest margin of the Precambrian Yangtze Craton. The most significant and recent discovery in this belt of rocks is Sino Gold Ltd.'s Jinfeng Deposit. The Guizhou Gold Group made the original discovery of the Jinfeng Deposit and later became the Sino joint venture partner in the development of the Jinfeng Deposit with Sino Gold Ltd. ("Sino Gold"). Sino Gold recently announced an upgraded resource of 14.1 million tonnes grading 5.9 g/t Au totalling 2.6 million ounces of gold at Jinfeng and that it expects to make a production decision in 2003, targeting 200,000 ounces of low cost production annually. This would potentially make the Jinfeng Deposit the largest producing gold mine in China.

Sino Gold states that "zones of disseminated gold mineralization have been deposited within the reactive arenites, penetrating away from the fault margins and forming larger blocks of oregrade material in a manner similar to stratabound mineralization found in Carlin deposits. It is now considered that the HCG ore body (within the Jingfeng deposit) exhibits most of the features that characterize Carlin type gold deposits". Buffalo believes the properties being acquired by Terrawest could host geological and structural environments similar to that of the Jinfeng Deposit. By working with Guizhou Gold Group and Terrawest, Buffalo believes there is an excellent opportunity to discover other Jinfeng like occurrences.

Several of the projects Terrawest is to acquire in Guizhou, host or are adjacent to small tonnage, oxide gold/vat leach operations. Typically in the Dian-Qian-Gui area, local miners have targeted gold mineralization in the oxidized portions of regional, mineralized structures, ranging from 30 to 50 metres wide and at times, greater than 5 kilometres in length. The oxidized portions of these mineralized structures are reported to grade between 3-6 g/t Au and are coincident with topographic highs, thus limiting the strike extent of the oxidized zone but not the underlying primary mineralization. Once miners have exhausted the oxide resource (upper 20-30metres), these operations are abandoned since they are unable to treat and extract gold from primary sulphide mineralization. Although there is excellent potential for sedimentary-hosted gold mineralization on the projects Buffalo visited, no exploration had been conducted to evaluate where large mineralized structures intersect the same favourable stratigraphy as encountered in the Jinfeng Deposit.

In Hunan Province, Buffalo was able to assemble a large data package from Brigade 407 of the Geological Mineral Resource Survey and Development Bureau of Hunan Province. The company will compile and evaluate this data as part of its continuing due diligence on the Xuefeng Gold Property, the largest contiguous land package in Hunan province.

On behalf of the Board of Directors of

BUFFALO GOLD LTD.

/s/ John V. Tully

John V. Tully, President

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